Exhibit 5.1

September 27, 2018

Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, Minnesota 55423

Ladies and Gentlemen:

We have acted as counsel to Best Buy Co., Inc., a Minnesota corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) of the Company’s prospectus supplement dated September 25, 2018 (the “Prospectus Supplement”) to the prospectus dated September 18, 2018 relating to the registration statement on Form S-3ASR (File No. 333-227404) (the “Registration Statement”) filed by the Company with the Commission on September 27, 2018 with regard to the offer and sale by the Company of $500,000,000 of the Company’s 4.450% notes due 2028 (the “Securities”) pursuant to an Underwriting Agreement dated September 25, 2018 (the “Underwriting Agreement”) between the Company and the several underwriters named therein, for which Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and U.S. Bancorp Investments, Inc. acted as representatives. The Securities will be issued pursuant to the indenture dated as of March 11, 2011 (the “Base Indenture”), as supplemented by the third supplemental indenture thereto (the “Third Supplemental Indenture” and, together, with the “Base Indenture”, the “Indenture”) dated as of September 27, 2018, between the Company and U.S. Bank National Association, as successor trustee (the “Trustee”).

We have examined such documents and have reviewed such questions of law as we have considered necessary or appropriate for the purposes of our opinion set forth below. In rendering our opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements and instruments, that such agreements and instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements and instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinion, we have relied upon certificates or comparable documents of officers and other representatives of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Securities, when duly executed by the Company, authenticated by the Trustee in the manner provided for in the Indenture and delivered on behalf of the Company against payment of the consideration therefor specified in the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Our opinion set forth above is subject to the following qualifications and exceptions:

a.              Our opinion set forth above is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws).

b.              Our opinion set forth above is subject to the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

c.               Our opinion set forth above is subject to limitations regarding the availability of indemnification and contribution where such indemnification or contribution may be limited by applicable law or the application of principles of public policy.

d.              We express no opinion as to the enforceability of (i) provisions that relate to choice of law, forum selection or submission to jurisdiction (including, without limitation, any express or implied waiver of any objection to venue in any court or of any objection that a court is an inconvenient forum), (ii) waivers by the Company of any statutory or constitutional rights or remedies, (iii) terms which excuse any person or entity from liability for, or require the Company to indemnify such person or entity against, such person’s or entity’s negligence or willful misconduct or (iv) obligations to pay any prepayment premium, default interest rate, early termination fee or other form of liquidated damages, if the payment of such premium, interest rate, fee or damages may be construed as unreasonable in relation to actual damages or disproportionate to actual damages suffered as a result of such prepayment, default or termination.

e.               We draw your attention to the fact that, under certain circumstances, the enforceability of terms to the effect that provisions may not be waived or modified except in writing may be limited.

f.                Minnesota Statutes Section 290.371, Subd. 4, provides that any corporation required to file a Notice of Business Activities Report does not have a cause of action upon which it may bring suit under Minnesota law unless the corporation has filed a Notice of Business Activities Report and provides that the use of the courts of the State of Minnesota for all contracts executed and all causes of action that arose before the end of any period for which a corporation failed to file a required report is precluded. Insofar as our opinion may relate to the valid, binding and enforceable character of any agreement under Minnesota law or in a Minnesota court, we have assumed that any party seeking to enforce such agreement has at all times been, and will continue at all times to be, exempt from the requirement of filing a Notice of Business Activities Report or, if not exempt, has duly filed, and will continue to duly file, all Notice of Business Activities Reports.

Our opinion expressed above is limited to the laws of the States of Minnesota and New York, and the federal laws of the United States of America.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K to be filed with the Commission on or about September 27, 2018, which Current Report on Form 8-K will be incorporated by reference into the Registration Statement, and to the reference to our firm under the caption “Legal Matters” contained in the Prospectus Supplement. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ DORSEY & WHITNEY LLP

JBA/EM